ANUP SATHEESABABU, CPA PC

ZENITH HEALTH VENTURES LLC REVIEW REPORT FOR THE YEARS ENDED DECEMBER 31, 2024

C O N T E N T S

ANUP SATHEESABABU CPA PC
31 ACORN LANE
LEVITTOWN, NY 11756
347−693−3494

Independent Accountant's Review Report

Board of Directors
Zenith Health Ventures LLC
685 W Lumsden Rd
Brandon, FL 33511

We have reviewed the accompanying financial statements of Zenith Health Ventures LLC, which comprise the statement of assets, liabilities, and capital as of December 31, 2024, and the related statements of revenues and expenses for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Anup Satheesababu, CPA

ANUP SATHEESABABU, CPA PC

Zenith Health Ventures LLC
Statement of Assets, Liabilities & Capital
December 31, 2024

	2024
Assets	
Cash	4,058
Total Assets	**4,058**
Liabilities & Capital	
Liabilities	
Accounts Payable	3,563
Total Liabilities	**3,563**
Net Assets	
Retained Earnings	495
Total Liabilities & Capital	**4,058**

ANUP SATHEESABABU CPA PC
31 ACORN LANE
LEVITTOWN, NY 11756
347-693-3494

ANUP SATHEESABABU, CPA PC

Zenith Health Ventures LLC
Statement of Revenues & Expenses
December 31, 2024

	2024
Revenues:	
Sales	4,091
Less: COGS	5,513
Gross Profit	(1,422)
Total Revenue	**(1,422)**
Expenses:	
Legal & Professional Fees	2,500
Utilities	1,555
Supplies and Other	19,028
Total Expenses	**23,083**
Changes in Net Assets	(24,505)
Net Assets- beginning of year	-
Add: Capital Contributions	25,000
Net Assets- end of year	**495**

ANUP SATHEESABABU CPA PC
31 ACORN LANE
LEVITTOWN, NY 11756
347-693-3494

Zenith Health Ventures LLC
Statement of Cash Flows
December 31, 2024

Cash flows-operating activities	**2024**
Net (loss)/earnings	(24,505.00)
Capital Contributions	25,000.00
Changes in assets/liabilities	
Accounts Payable	3,563.00
Net Cash Used in Operating Activities	4,058.00
Cash and cash equivalents at beginning of the year	-
Cash and cash equivalents at end of the year	4,058.00

Zenith Health Ventures LLC
Statement of Equity

	Common Stock	Retained Earnings	Total
Balance at January 1, 2024	$ -	$ -	$ -
Net earnings/(loss)		$ (24,505.00)	$ (24,505.00)
Capital Contributions		$ 25,000.00	$ 25,000.00
Balance at December 31, 2024		$ 495.00	$ 495.00

ANUP SATHEESABABU CPA PC
31 ACORN LANE
LEVITTOWN, NY 11756
347-693-3494

Notes to the Financial Statements

Year Ended December 31, 2024

1. Nature of Business

Zenith Health Ventures LLC. (the "Company") is a partnership headquartered in Brandon, Florida incorporated on January 24, 2024. The company is registered under Florida Document Number L24000045759 with FEI/EIN Number 99-1070310 and is currently active. The principal office is located at 685 W. Lumsden Rd., Brandon, FL 33511. The company is a nationwide telemedicine platform that connects patients with licensed medical providers in an on-demand, Uber-like fashion. The platform enables patients to be seen by a provider—typically within one hour—streamlining access to care and enhancing the virtual healthcare experience.

2. Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The following is a summary of significant accounting policies used by the Company:

- Use of Estimates: Management makes estimates and assumptions affecting reported amounts and disclosures.
- Cash and Cash Equivalents: Includes cash on hand and all short-term, highly liquid investments with original maturities of three months or less.
- Accounts Receivable: The company does not have Accounts Receivable as of December 31, 2024. - Revenue Recognition: Revenue is recognized under ASC 606 when the Company satisfies its performance obligation, typically upon successful debt recovery.
- Income Taxes: The Company has elected partnership status under the Internal Revenue Code. Therefore, the Company is not subject to federal income taxes; instead, income passes through to the shareholder's individual return.

3. Shareholder's Equity

The Company is 100% owned by two partners Capital contributions of $25,000 were made in 2024. Retained earnings decreased by net income during the year, and no distributions were made.

4. Subsequent Events

Management evaluated subsequent events through June 25, 2025, the date the financial statements were available for issuance, and determined that no material events occurred requiring disclosure.